EXHIBIT 20.1

WEDNESDAY JULY 19, 12:10 PM EASTERN TIME

Company Press Release
SOURCE: ONVANTAGE INC.
via BCE Emergis e-News Services

ZSTAR MERGES WITH ONVANTAGE AND CHANGES NAME TO ONVANTAGE, INC. ZSTR WITH NEW TRADING SYMBOL: ONVT


SAN JOSE, CALIFORNIA

Zstar Enterprises, Inc. (Nasdaq OTC BB: ZSTR - NEWS) today announced that it has received shareholder approval for a merger and has merged with OnVANTAGE, Inc, a Delaware corporation. The post-merger company will continue under OnVANTAGE's name, and its shares of common stock will begin trading on Thursday, July 20, 2000 on the OTC Bulletin Board under the new ticker symbol ONVT(Nasdaq OTC BB:
ONVT - NEWS).

Upon completion of the Merger, holders of common stock of OnVANTAGE will receive 20,190,000 shares common stock of ZSTAR, in exchange for all shares of common stock of OnVANTAGE. "We are extremely excited about merging with Zstar and view this as an important first step in developing our presence in the public markets," said Ken Raasch, Chairman and CEO of OnVANTAGE. "This relationship brings the financial resources OnVANTAGE requires to step up to the next level, both in business development and technology development," Raasch stated.

About OnVANTAGE

OnVANTAGE is a provider of Internet software and marketing solutions that enable companies to build dynamic, sustainable customer and employee relationships through custom Microportals that brand the desktop and serve as the gateway to the Internet. The OnVANTAGE solution is customizable so Brandholders can offer the services and features most important to their customers - under their company's own brand. To create premium solutions, OnVANTAGE has partnered with a leading network provider, premier merchants and valuable content providers. OnVANTAGE operates a progressive business model that pays its partners, maximizes click-through for merchants, and adds significant value to the customer's online experience.

For more information, visit OnVANTAGE's website at www.onvantage.com.

Caution Concerning Forward-Looking Statements

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This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "anticipates", "estimates," "expects," "will," "should," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are management's present expectations of future events and conditions. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. OnVANTAGE is an early-stage growth company that operates in a highly-competitive and rapidly changing environment, and its business results are dependent on numerous factors, including but not limited to demand for its products and services, their ability to manage costs and generate revenues, technological developments, protection of intellectual property rights, its ability to attract and retain key personnel, and the resolution of issues concerning commercial activities via the Internet, including security, reliability, cost, ease of use and access, and government regulation. OnVANTAGE's actual results could differ materially from management's expectations because of changes in such factors.

For further information, contact:

Corporate Relations            Investor Relations
OnVANTAGE, Inc.                TPI Communications Inc.
Tel:  (408) 795-1228           Toll Free: (888) 461-9991
Email:  info@onvantage.com     Email:  tpi@direct.ca
Website:  www.onvantage.com

SOURCE: ONVANTAGE INC.